FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON JUNE 30, 2013

Highlights for the Period

➢  A special development in Argentina, the incorporation of the Cono Sur in kind assets in the context of our capital increase, and  the generation business segment led to a 98.2% increase in our net income when comparing 1H13 to 1H12.

➢  Resolution SE N°250/13 of the Secretariat of Energy of the Argentine Ministry of Federal Planning, Public Investment and Services, positively affected the accounts of our Argentine subsidiary, Edesur, during the second quarter, which largely explained our improvement in EBITDA and net income.

➢  The addition of the assets of Cono Sur, (the company through which Endesa Spain made the in kind contribution in the latest capital increase) generated an additional 20% of Net Income in the second quarter.

➢  The customer base in the distribution business segment rose by 454 thousand to over 14 million customers.

➢  Procurement and service costs decreased Ch$ 266,076 million while operating revenues decreased Ch$ 93,703 million, equivalent to a 2.9% drop reaching Ch$ 3,157,601 million as a consequence of lower revenues in generation business of Ch$ 85,034 million, mainly due to the drought affecting Chile and lower distribution segment revenues of Ch$ 28,966 million. In generation, this is mainly explained by decreases in Chile, Argentina and Peru, partially offset by Colombia and Brazil.  In distribution, lower revenues are attributable to  Brazil, Colombia and Peru, partially offset by Argentina and Chile.

➢  Demand for electricity grew less than expected, because of fewer working days, and milder temperatures, both of which are transitory factors. However, our subsidiaries in Chile, Colombia and Brazil grew more than their peers in each country. Demand for electricity, in each one of our markets, was as follows:

•        Peru                5.7%

•        Chile                3.1%

•        Colombia         2.7%

•        Argentina         1.1%

•        Brazil               0.9%

➢  Physical sales in the distribution segment increased 1,221 GWh, or 3.4%, reaching 36,957 GWh, while in generation, physical sales decreased by 0.8%, or 245 GWh due to lower hydro availability, partially offset by higher thermal generation at lower costs compared to the the same period in 2012.

➢  Procurement and Service Costs decreased by 14.1%, reaching Ch$ 1,620,930 million, as a consequence of lower fuel consumption expenses of Ch$ 77,466 million, lower energy purchase costs of Ch$ 65,180 million and lower transportation costs of Ch$ 39,986 million. This operating cost reductions are mainly explained by the commissioning of Bocamina II, and were partially offset by:

o   The drought affecting Brazil, which increased energy prices, and the fact  that until now part of the incremental energy purchase costs has not been recognized in the distribution tariffs.

o   Salaries in Edesur were increased by government mandate by 5%, retroactive to January 2013, thereby increasing operating costs significantly.

➢  The Company’s EBITDA amounted to Ch$ 1,087,175 million during this first semester, 16.2% higher when compared to the same period in 2012. This good performance is mainly due to the one time effect in Edesur, in relation to the recognition of pending higher costs (MMC), and to lower operating cost due to the start up of Bocamina II and lower LNG purchase costs. The effect of the incorporation of Cono Sur into Enersis as of the second quarter of 2013, as a consequence of the capital increase operation ended on March 2013, was a positive impact on EBITDA of Ch$ 4,608 million.

➢  The net financial result was a Ch$ 64,878 million loss, 60% better than for the first half of 2012, mainly explained by higher interest income of Ch$ 52,787 million as a consequence of higher cash availability due to the capital increase operation, and lower interest expense of Ch$ 28,084 million.

➢  Net Income before taxes reached Ch$ 818,586 million, a  46.1% increase.

➢  The diversified portfolio of the Enersis Group allowed us to maintain a well balanced contribution to our EBITDA by business segment,

•     Distribution:                                      57%

•     Generation and Transmission:           43%

➢  The effect of increasing the ownership in some of the companies that Enersis already consolidated, as well as the incorporation of new assets, both as a consequence of the recent capital increase, led to a positive impact in net income attributable to the owners of the Company of Ch$ 52,531 million, or US$ 110 million, in the second quarter of 2013.  On an annualized basis, this figure surpasses the initially estimated positive impact of the in‑kind contribution of  US$ 366 million.

Generation and Transmission Business

➢   Operating revenues decreased 6.6%, reaching Ch$ 1,211,672 million, primarily due to a lower average energy sale price expressed in Chilean pesos and the slight decrease on physical sales.

➢   Procurement and services costs decreased 15.9% to Ch$ 621,597 million because of the reduction in fuel consumption costs of Ch$ 77,462 million, energy purchases costs of Ch$ 23,042 million and transportation expenses of Ch$ 19,686 million.

➢   EBITDA amounted to Ch$ 475,266 million, equivalent to an increase of 6.2%.

➢   Consolidated electricity generation decreased by 1,9% to 27,293 GWh, mainly explained by Peru and Argentina.

➢   Consolidated physical sales decreased 0.8% to 32,042 GWh, explained basically by decreases in Chile,  Perú and Brasil, partially offset by increases in Argentina and Colombia.

EBITDA in the Generation business, by country, was as follows:

In Chile, EBITDA increased by Ch$ 13,888 million, mainly due to:

➢   Lower energy purchases cost of Ch$ 49,204 million due to higher thermal generation as a result of the start up of Bocamina II operation, added to lower fuel consumption costs of Ch$ 55,345 million and lower transportation cost of Ch$ 17,790 million.

➢   This was partially offset by lower energy sale revenues of Ch$ 102,591 million due to lower average energy sale prices and lower physical sales as a result of reduced contracts indexed to marginal cost and the expiration of some contracts with non regulated customers.

In Argentina, EBITDA increased by Ch$ 3,897 million due to:

➢   Lower procurement and service cost of Ch$ 28,191 million because of lower fuel consumption cost due to lower thermal generation.

➢   This was partially offset by lower operation revenues of Ch$ 20,622 million, as a consequence of a reduction in the average energy sale prices expressed  in Chilean peso terms and lower physical sales due to a reduction in hydro generation as a result of lower reservoir levels.

In Brazil, EBITDA decreased by Ch$ 11,229 million basically because of:

➢   Higher procurement and services costs of Ch$ 18,402 million, mainly explained by higher energy purchases costs of Ch$ 3,137 million, primarly in Central Fortaleza.

➢   Higher fuel consumption cost of Ch$ 11,030 million, also explained by higher generation in Endesa Fortaleza.

➢   This was partially offset by higher energy sale revenues of Ch$ 9,352 million, due to higher thermal generation in Fortaleza at higher average sale prices, that compensated  the lower hydro availability in Cachoeira Dourada.

In Colombia, EBITDA grew by Ch$ 20,220 million, mostly in connection with,

➢   Increase in operating revenues of Ch$ 38,326 million explained by 10.6% increase in the average energy sale price in Chilean peso terms, in line with a higher market price in Colombia, and 3.2% increase in physical sales due to higher demand.

➢   This was partially offset by higher energy purchases costs of Ch$ 20,894 million mainly due to a lower hydro availability.

In Peru, EBITDA increased Ch$ 953 million due to:

➢   Lower procurement and service cost of Ch$ 4,086 million mainly explained by lower fuel consumption as a result of lower thermal dispatch.

➢   The latter was partially offset by a reduction in operating revenues of Ch$ 2,683 million due to lower average energy sale price in Chilean peso terms and lower physical sales.

Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢  Operating revenues reduced by 1.3% compared to the first half 2012, reaching Ch$ 2,231,771 million. This is explained mainly by the tariff revision process in Coelce and Chilectra which resulted in tariff reductions.

➢  Procurement and service costs reached Ch$ 1,291,392 million, 11.6% lower than in first half 2012. This is mainly explained by reductions in energy purchases cost, other procurement and service cost and transportation cost.

➢  Energy sales by customers’ segment for each of our distribution companies were the following:

% Physical Sales	Chile		Argentina		Peru		Brazil				Colombia		TOTAL
1H 2013	Chilectra		Edesur		Edelnor		Ampla		Coelce		Codensa
	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012
Residential	25%	25%	41%	41%	38%	37%	42%	41%	35%	34%	34%	35%	36%	35%
Industrial	20%	22%	8%	8%	18%	19%	8%	9%	11%	12%	6%	7%	11%	12%
Commercial	31%	29%	25%	27%	22%	22%	20%	20%	18%	19%	16%	16%	23%	23%
Others	23%	24%	25%	25%	22%	22%	30%	30%	36%	34%	44%	42%	30%	29%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

➢  EBITDA in 2013 amounted to Ch$ 620,246 million, 25.8% higher than in same period last year.

EBITDA in the Distribution business, by country, was as follows:

In Chile, EBITDA increased by Ch$ 1,016 million, mainly attributable to:

➢  Lower procurement and service costs of Ch$ 26,036 million mainly explained by lower energy purchase costs as a result of the absence of marginal cost indexation in contracts with generators.

➢  Higher other services of Ch$ 4,137 million.

➢  The above was partially offset by lower energy sales revenues of Ch$ 28,805 million due to lower average energy sale price, explained by the tariff revision process in Chilectra since November 2012.

In Argentina, EBITDA increased by Ch$ 166,161 million, mostly explained by:

➢  MMC effect, mentioned above

➢  This was partially offset by an increase of Ch$ 12,335 million in personnel expenses, due to salary increases because of union agreements.

➢  Increase of Ch$ 7,251 million in other fixed operating costs because of higher costs in inputs and services hired to repair the grid.

➢  Reduction of Ch$ 6,847 million in energy sales revenues, due to lower demand as a result of the decrease in industrial and commercial activity.

In Brazil, EBITDA decreased by Ch$ 29,993 million mainly as a consequence of the drought affecting Brazil, that has pushed up the energy price. Also, because until today a part of the incremental energy purchase costs has not been recognized yet in the distribution companies tariffs. In addition to this:

➢  Lower energy sales revenues in Coelce of Ch$ 79,981 million and in Ampla of Ch$ 73,513 million, due to lower average energy sale price expressed in Chilean peso terms as a result of Colece’s tariff revision process, partially offset by higher physical sales in both companies.

➢  This was partially offset by a decrease of Ch$ 132,894 million in other procurement and service costs.

In Colombia, EBITDA decreased by Ch$ 8,159 million, mainly in connection with:

➢  Lower energy sales revenues of Ch$ 13,859 million, a 3.9% decrease, explained by a 7.0% decrease in energy sales price expressed in Chilean peso terms, partially offset by a 3.3% increase in physical sales.

➢  This was partially offset by Ch$ 6,353 million of lower procurement and services costs.

In Peru, EBITDA decreased by Ch$ 1,952 million as consequence of:

➢  Reduction in other operating revenues of Ch$ 3,901 million and higher energy purchase cost of Ch$3,376 million.

➢  This was partially offset by an increase of Ch$ 2,582 million in energy sales revenues, due to higher physical sales.

Financial Summary

➢  Average nominal interest rate decreased from 8.9% down to 8.1%, mainly explained by a lower inflation rate in Chile and better rate conditions in the countries where we operate.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis,

•         Cash and cash equivalents                                                         US$ 2,298 million

•         Cash and cash equivalents  + Long term Cash Investment            US$ 3,723 million

•         Committed credit lines available                                                  US$    769 million

•         Non-committed credit lines available                                           US$    956 million

➢  Hedge and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•         Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currencies. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,412 million and forwards for US$ 742 million as of June 30, 2013.

•         In order to reduce financial results volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, as of June 30, 2013, we have contracted interest rate swaps (from variable to fixed rates) for US$ 440 million.

Market Summary

➢  During the period from July 2012 to June 2013, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed a decrease of -8.4%. The markets where the Company operates recorded mixed performance, as follows:

•        BOVESPA (Brazil): -13.2%

•        Merval (Argentina): 25.6%

•        COLCAP (Colombia): -1.5%, and

•        ISBVL (Peru) : -21.0%.

In Europe, the main Stock Exchanges showed positive performances over the last 12 months: IBEX: 9.0%, UKX: 10.2% and FTSE 250: 24.4%. U.S. market also performed positively in line with its economic recovery: S&P 500: 17.6% and Dow Jones Industrial: 15.8% (all yields measured in local currency).

➢  Enersis’ share price decreased -11.4% over the past 12 months. This change is mainly attributable to the global economic scenario, especially in the European zone and  also due to the drought affecting Chile for the last three consecutive years. Closing price for the period was Ch$ 166.9

➢  On the other hand, Enersis` ADS value decreased -13.0% reaching a price of US$16.4, while its share price in the Madrid Stock Exchange decreased 13.9% reaching  € 0.248 as of June 30, 2013.

➢  During the last twelve months, Enersis continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 12.8 million.

Source: Bloomberg

Risk Rating Classification Information

Key considerations, among others, for current risk rating of Enersis, are:

•         Its well diversified asset portfolio

•         Strong credit metrics

•         Adequate debt structure

•         Solid liquidity

The Company’s geographic diversification in South America provides a natural hedge against different regulations and weather conditions. Most of Enersis’ operating subsidiaries are financially strong and have leading market positions in the countries where Enersis operates.

Among the main events of the last months, we can highlight the following:

➢  On July 12, 2013, Standard & Poor's confirmed the international credit risk rating for Enersis of "BBB+" with stable Outlook, a positive sign in the middle of a difficult macroeconomic scenario prevailing in international markets. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain in previous days, in which both credit risk ratings were downgraded.

➢  On January 15, 2013, Feller Rate ratified the “AA” local rating of Enersis’ bonds, shares and commercial papers program, also confirming the stable outlook.

➢  On December 19, 2012, Fitch Ratings affirmed both ratings in local and foreign currency of Enersis of "BBB+", as well as its long-term rating on the national scale at 'AA (cl)'. The outlook is "stable".

➢  On September 26, 2012, Humphreys assigned “AA” to Enersis local bonds, “AA/Level 1+” to the commercial papers program and “First Class Level 1” to the company’s shares.

➢  On June 18, 2012, Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Enersis.

Current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

Local ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch	Humphrey’s
Shares	1st Class Level 1	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable	AA / Stable

Disclaimer:

As a result of applying IFRS 11 "Joint Arrangements”, since January 1, 2013, the jointly controlled companies, which until the financial statements submitted as of December 31, 2012, were consolidated on a proportional basis, should be recorded under the equity method, as required by the new standard for “Joint Arrangements” that qualify as Joint Ventures.

Companies considered are Centrales Hidroeléctricas de Aysén S.A. and subsidiaries, Inversiones Gas Atacama Holding Ltda. and subsidiaries, Distribuidora Eléctrica de Cundinamarca S.A. and subsidiary, and Transmisora Eléctrica de Quillota Ltda.

Having in mind that application of the IFRS 11 "Joint Arrangements” is retroactive, these consolidated financial statements include modifications to certain comparative figures, and the related explanatory notes, which in turn were approved by Enersis’ governing bodies.

These changes do not affect the income attributable to the owners of the parent company.

Table of Contents

Generation and Transmission Business	2
Distribution Business	4
Financial Summary	5
Market Summary	5
Risk Rating Classification Information	6
TABLE OF CONTENTS	9

GENERAL INFORMATION	11
Simplified Organizational Structure *	12
Consolidated Income Statement Analysis	13
Net Income	13
Net Financial Income	15
Sale of Assets	16
Taxes	16
Consolidated Balance Sheet Analysis	16
Assets Under IFRS	16
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	18

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	19
Debt Maturity with Third Parties, Thousand US$	21
Debt Maturity with Third Parties, Million Ch$	22
Evolution Of Key Financial Ratios	22
Under IFRS	24
Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile	25
THE MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	26

ARGENTINA	31
Generation	31
Endesa Costanera	31
El Chocón	32
Dock Sud	33
Distribution	34
Edesur	34
BRAZIL	35
Endesa Brasil	35
Generation	35
Cachoeira Dourada	35
Fortaleza (cgtf)	36
Transmission	37
CIEN	37

Ampla	37
Coelce	38
CHILE	39
Generation	39
Endesa Chile	39
Distribution	40
Chilectra	40
COLOMBIA	42
Generation	42
Emgesa	42
Distribution	43
Codensa	43
PERU	44
Generation	44
Edegel	44
Eepsa	44
Distribution	45
Edelnor	45
MARKET INFORMATION	48
Equity Market	48
CONFERENCE CALL INVITATION	52
Disclaimer	53

General Information

(Santiago, Chile, Wednesday, July 24, 2013.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the period ended on June 30, 2013. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between June 30, 2012 and June 30, 2013.

Figures as of June 30, 2013 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 507.16 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 478.71 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,

a)    In Chile: Endesa Chile (NYSE: EOC)¹, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Others than Chile: Distrilima (Peru), Piura (Peru), Endesa Brasil²  (Brazil), Edesur (Argentina), Docksud (Argentina), and Codensa (Colombia).

¹    Endesa Chile includes

Chilean subsidiaries

Endesa Eco

Celta

Pehuenche

San Isidro, merged between San Isidro and Pangue, and

Túnel El Melón

non Chilean subsidiaries

Endesa Costanera

El Chocón

Edegel and

Emgesa

²     Endesa Brazil includes

Endesa Fortaleza

CIEN

Cachoeira Dourada

Ampla and,

Coelce

Simplified Organizational Structure *

ENERSIS

Direct and Indirect Economic Interest

ARGENTINA

	Business	Ownership
Costanera	Gx	41.8%
El Chocon	Gx	39.2%
Docksud	Gx	40.0%
Edesur	Dx	71.6%
CTM	Tx	82.8%
TESA	Tx	82.8%
CEMSA	Tx	82.0%
Yacilec	Tx	22.2%
Term Manuel Belgrano	Gx	10.2%
Term. Jose de San Martin	Gx	10.2%

CHILE

	Business	Ownership
Endesa Chile	Gx	60.0%
Endesa ECO	Gx	60.0%
Celta	Gx	60.0%
Pehuenche	Gx	55.6%
San Isidro	Gx	61.7%
Hidroaysen	Gx	30.6%
Chilectra	Dx	99.1%
GNL Quintero	Ox	12.0%
GNL Chile	Ox	20.0%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	82.8%
Cachoeira Dourada	Gx	82.5%
Fortaleza	Gx	82.8%
Ampla	Dx	91.3%
Coelce	Dx	50.5%
CIEN	Tx	82.8%
Investluz	Ox	85.9%

COLOMBIA

	Business	Ownership
Emgesa	Gx	37.7%
Codensa	Dx	48.4%
DECA	Dx	23.7%
EEC	Dx	19.5%

PERU

	Business	Ownership
Edegel	Gx	37.5%
Piura	Gx	96.5%
Edelnor	Dx	75.5%

Gx: Generation
Tx: Transmission / Trading
Dx: Distribution
Ox: Gas Pipelines, others

* Due to the capital increase operation, the  ownership structure of the highlighted companies has changed when compared to the last period. Also three new operative companies have been incorporated to Enersis’ Ownership Structure: Piura, Docksud and Yacilec. Yacilec is not  consolidated by Enersis.

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the owners of the controller as of June 30, 2013 reached Ch$ 322,356 million, representing a 98.2% increase compared to first half 2012, which was Ch$ 162,621 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2012-2013	Chg %	1H 2013
Sales	2,845,647	3,135,102	(289,456)	(9.2%)	5,944,407
Energy sales	2,647,590	2,916,319	(268,729)	(9.2%)	5,530,675
Other sales	12,282	9,030	3,252	36.0%	25,656
Other services	185,776	209,754	(23,978)	(11.4%)	388,075
Other operating income	311,954	116,201	195,752	168.5%	651,655
Revenues	3,157,601	3,251,304	(93,703)	(2.9%)	6,596,061

Energy purchases	(909,489)	(974,678)	65,190	6.7%	(1,899,874)
Fuel consumption	(300,975)	(378,441)	77,466	20.5%	(628,721)
Transportation expenses	(190,112)	(230,097)	39,986	17.4%	(397,133)
Other variable costs	(220,355)	(303,789)	83,434	27.5%	(460,310)
Procurements and Services	(1,620,930)	(1,887,006)	266,076	14.1%	(3,386,037)

Contribution Margin	1,536,671	1,364,298	172,372	12.6%	3,210,024

Other work performed by entity and capitalized	27,903	23,335	4,567	19.6%	58,287
Employee benefits expense	(229,999)	(203,619)	(26,380)	(13.0%)	(480,457)
Other fixed operating expenses	(247,398)	(248,316)	918	0.4%	(516,802)
Gross Operating Income (EBITDA)	1,087,175	935,698	151,477	16.2%	2,271,052
Depreciation and amortization	(205,615)	(213,781)	8,166	3.8%	(429,519)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(15,931)	(17,490)	1,559	8.9%	(33,278)
Operating Income	865,630	704,427	161,203	22.9%	1,808,255

Net Financial Income	(64,879)	(162,089)	97,210	60.0%	(135,528)
Financial income	142,110	89,322	52,788	59.1%	296,861
Financial costs	(205,410)	(233,494)	28,084	12.0%	(429,092)
Gain (Loss) for indexed assets and liabilities	(164)	(7,912)	7,748	97.9%	(342)
Foreign currency exchange differences, net	(1,414)	(10,005)	8,590	85.9%	(2,955)
Gains	46,081	24,463	21,618	88.4%	96,260
Losses	(47,495)	(34,468)	(13,027)	(37.8%)	(99,215)
Share of profit (loss) of associates accounted for using the equity method	10,396	16,249	(5,853)	(36.0%)	21,717
Net Income From Other Investments	860	298	562	188.7%	1,797
Net Income From Sale of Assets	6,578	1,491	5,088	341.3%	13,742

Net Income Before Taxes	818,586	560,375	258,211	46.1%	1,709,983
Income Tax	(256,280)	(171,660)	(84,620)	(49.3%)	(535,355)
NET INCOME ATTRIBUTABLE TO:	562,306	388,715	173,591	44.7%	1,174,628
Owners of parent	322,356	162,621	159,735	98.2%	673,385
Non-controlling interest	239,950	226,094	13,856	6.1%	501,243

Earning per share (Ch$ /share and US$ / ADR)	6.6	5.0	1.6	31.8%	1.0

Operating income increased by Ch$ 161,203 million, 22.9% higher than same period in 2012. The breakdown by business line for the period ended June 30, 2013 and June 30, 2012 is as follow:

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	1,211,672	1,296,706	(6.6%)	2,531,119	2,231,771	2,260,737	(1.3%)	4,662,052
Operating Costs	(844,377)	(952,068)	(11.3%)	(1,763,859)	(1,723,969)	(1,894,479)	(9.0%)	(3,601,281)
Operating Income	367,295	344,638	6.6%	767,260	507,802	366,258	38.6%	1,060,771

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	(285,842)	(306,139)	(6.6%)	(597,110)	3,157,601	3,251,304	(2.9%)	6,596,061
Operating Costs	276,376	299,671	(7.8%)	577,334	(2,291,971)	(2,546,877)	(10.0%)	(4,787,806)
Operating Income	(9,467)	(6,469)	46.3%	(19,776)	865,630	704,427	22.9%	1,808,255

Generation and transmission business registered an operating income of Ch$ 367,295 million, representing a Ch$ 22,657 million increase as compared to the first half 2012. Physical sales decreased 5.0%, amounting to 30,674 GWh in this period.

Operating income for generation and transmission business line, detailed by country is shown, in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	419,742	526,070	(20.2%)	876,819	163,659	184,281	(11.2%)	341,874	179,104	172,907	3.6%	374,140
% of consolidated	35%	41%		35%	14%	14%		14%	15%	13%		15%
Operating Costs	(369,771)	(482,155)	(23.3%)	(772,433)	(156,339)	(181,446)	(13.8%)	(326,584)	(101,529)	(85,190)	19.2%	(212,089)
% of consolidated	44%	51%		44%	19%	19%		19%	12%	9%		12%

Operating Income	49,970	43,915	13.8%	104,386	7,320	2,834	158.3%	15,290	77,575	87,717	(11.6%)	162,051

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	139,071	141,754	(1.9%)	290,511	310,338	272,012	14.1%	648,279	1,211,672	1,296,706	(6.6%)	2,531,119
% of consolidated	11%	11%		11%	26%	21%		26%	100%	100%
Operating Costs	(85,650)	(89,239)	(4.0%)	(178,918)	(131,329)	(114,355)	14.8%	(274,340)	(844,377)	(952,068)	(11.3%)	(1,763,859)
% of consolidated	10%	9%		10%	16%	12%		16%	100%	100%

Operating Income	53,421	52,515	1.7%	111,593	179,009	157,657	13.5%	373,939	367,295	344,638	6.6%	767,260

Distribution business showed a Ch$ 141,544 million higher operating income, totaling Ch$ 507,802 million. Physical sales amounted to 36,957 GWh, representing an increase of 1,221 GWh, or 3.4%. Our customers base increased by 454 thousand of new customers, amounting over 14.1 million customers.

Operating Income for distribution business line, detailed by country, is as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	471,267	494,323	(4.7%)	984,453	343,754	165,014	108.3%	718,083	811,481	980,892	(17.3%)	1,695,141
% of consolidated	21%	22%		21%	15%	7%		15%	36%	43%		36%
Operating Costs	(401,717)	(426,607)	(5.8%)	(839,167)	(202,070)	(190,068)	6.3%	(422,114)	(661,114)	(810,834)	(18.5%)	(1,381,033)
% of consolidated	23%	23%		23%	12%	10%		12%	38%	43%		38%

Operating Income	69,550	67,716	2.7%	145,286	141,683	(25,054)	(665.5%)	295,969	150,367	170,058	(11.6%)	314,108

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	192,946	194,265	(0.7%)	403,054	412,323	426,243	(3.3%)	861,321	2,231,771	2,260,737	(1.3%)	4,662,052
% of consolidated	9%	9%		9%	18%	19%		18%	100%	100%
Operating Costs	(159,649)	(158,925)	0.5%	(333,499)	(299,418)	(308,045)	(2.8%)	(625,469)	(1,723,969)	(1,894,479)	(9.0%)	(3,601,281)
% of consolidated	9%	8%		9%	17%	16%		17%	100%	100%

Operating Income	33,297	35,340	(5.8%)	69,555	112,905	118,197	(4.5%)	235,852	507,802	366,258	38.6%	1,060,771

Net Financial Income

As of June 30, 2013 the Company’s net financial income totaled a loss of Ch$ 64,879 million, 60.0% better than in the first semester  2012. The latter is mainly explained by:

Higher financial revenues of Ch$ 52,788 million, as a consequence of the actualization in Brazil of unamortized assets at the end of the concession in Ampla and Coelce in Brazil to new replacement value depreciated by Ch$ 32,744 million, higher revenues in Edesur of Ch$ 27,044 million due to financial effects of the application of resolution 250/13, higher revenues in Enersis of Ch$ 11,584 million due to investments regarding the capital increase operation. This was partially offset by lower revenues by financing and conventions of Ch$ 6,440 million, lower cash deposits of Ch$ 4,476 million, lower revenues by juditial deposits reversal in Brazil of Ch$ 4,516, lower extraordinary financial revenue by ESSALUD received in 2012 in Edelnor of Ch$ 1,650 million and lower other revenues of Ch$ 1,502 million.

Lower financial expenses of Ch$ 28,084 million as a result of lower contingencies actualization of Ch$ 19,331 million and a decrease in financial costs of loans and bonds of Ch$ 11,789 million. This was partially offset by higher other financial expenses of Ch$ 2,562 million and higher expenses for derivatives valuation of Ch$ 474 million.

Lower adjustment units expenses of Ch$ 7,748 million due to the effect of the UF1 change mainly over UF denominated debt in some companies in Chile. This as a result that in this period the UF increased its value by 0.1% compared with the 1.5% increase during same period last year.

Lower exchange rate expense of Ch$ 8,590 million, mainly explained by revenues due to exchange rate variation in cash and cash equivalent of Ch$ 6,289 million and in debtors and other accounts receivable in US dollars of Ch$ 16,276 million and losses in liabilities in US dollars of Ch$ 13,963 million.

1 Unidad de Fomento: Chilean inflation-indexed, peso-denominated monetary unit

Sale of Assets

Net income from sales of assets presented a positive variation of Ch$ 5,650 million, due to the earnings obtained from the transmission line sale by Ch$ 2,532 million, land sale by Ch$ 2,247 million and other sales by Ch$ 871 million.

Taxes

Income tax on companies expense increased by Ch$ 84,620 million mainly due to increases in Enersis of Ch$ 40,042 million, Edesur of Ch$ 21,725 million, Ampla of Ch$ 15,275 million, Endesa Chile of Ch$ 6,843 million, Chilectra of Ch$ 5,298 million, Pehuenche of Ch$ 3,751 million and Edegel of Ch$ 960 million. This was partially offset by a decrease in Coelce of Ch$ 9,288 million.

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of June 30, 2013	As of Dec 31, 2012	Var 2012-2013	Chg %	As of June 30, 2013

CURRENT ASSETS
Cash and cash equivalents	1,168,103	815,832	352,271	43.2%	2,303,224
Other current financial assets	749,747	194,501	555,246	285.5%	1,478,325
Other current non-financial assets	118,581	103,377	15,205	14.7%	233,814
Trade and other current receivables	879,174	846,791	32,383	3.8%	1,733,523
Accounts receivable from related companies	41,657	47,570	(5,914)	(12.4%)	82,137
Inventories	69,319	76,563	(7,244)	(9.5%)	136,681
Current tax assets	212,034	205,555	6,480	3.2%	418,082
Non-current assets (or disposal groups) classified as held for sale	-	-	-		-
Total Current Assets	3,238,616	2,290,189	948,427	41.4%	6,385,787

NON-CURRENT ASSETS
Other non-current financial assets	471,332	439,018	32,314	7.4%	929,355
Other non-current non-financial assets	92,115	87,788	4,326	4.9%	181,628
Trade accounts receivables and other receivables, net	242,684	202,900	39,784	19.6%	478,516
Accounts receivable from related companies	-	-	-		-
Investment accounted for using equity method	223,326	214,517	8,809	4.1%	440,346
Intangible assets other than goodwill	1,217,357	1,202,003	15,355	1.3%	2,400,341
Goodwill	1,381,498	1,391,674	(10,176)	(0.7%)	2,723,988
Property, plant and equipment, net	7,129,159	7,049,924	79,236	1.1%	14,057,022
Investment properties	46,698	46,923	(225)	(0.5%)	92,077
Deferred tax assets	229,438	321,556	(92,119)	(28.6%)	452,397
Total Non-Current Assets	11,033,606	10,956,303	77,302	0.7%	21,755,671

TOTAL ASSETS	14,272,222	13,246,492	1,025,729	7.7%	28,141,458

Total Assets increased Ch$ 1,025,730 million, mainly due to:

➢  Ch$ 948,427 million increase in current assets, equivalent to 41.4%, as a result of:

❖  Increase in other financial assets of Ch$ 555,246 million,  because of increases in Enersis of Ch$ 534,943 million due to investments of part of the cash receibed from the capital increased mainly in deposits whith maturity over  90 days, , in Endesa Brasil of Ch$ 54,129 million for investments in financial instruments, and in Endesa Chile of Ch$ 11,662 million for the valuation at fair value of  Forwards. This was partially offset by decreases in Codensa and Emgesa of Ch$ 49,472 million due to liquidation of deposits with  maturity over 90 days

❖  Ch$ 352,271 million increase in cash and cash equivalents mainly due to increases in: Enersis of Ch$ 444,892 million due to the capital increase operation ended on March 2013, in Cachoeira Dourada of Ch$ 15,233 million due to higher cash generation, in Coelce of Ch$ 14,060 for energy overcost collection and higher cash generation, in Endesa Brasil of Ch$ 9,062 million for loan payment of CIEN, increase for the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances at Dock Sud of Ch$ 7,469 million, Empresa Eléctrica de Piura of Ch$ 4,549 million and Cemsa of Ch$ 3,944 million. This was partially offset by reductions in Codensa of Ch$ 70,973 million due to dividend payment and non-guaranteed obligations and Emgesa of Ch$ 73,535 million due to dividend payment.

❖  Increase in Commercial debtors of Ch$ 32,383 million, mainly explained by an increase in Edesur of Ch$ 116,982 million due to the impact of resolution 250/13, in San Isidro of Ch$ 20,050 million for billing to YPF, in Emgesa of 12,920 million due to higher billing, in Celta of Ch$ 2,850 million and the increase for the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances in Dock Sud of Ch$ 19,801 million, Cemsa of Ch$ 3,857 million and Empresa Eléctrica de Piura of Ch$ 3,532 million. This was partially offset by decreases in Endesa Chile of Ch$ 102,157 million due to Bocamina II insurance’s payment and lower billing in this period, in Coelce of Ch$ 18,214 million for lower tariffs to customers and low income subsidies, in Ampla of Ch$ 16,292 million for lower residential tariffs and in Peguenche of Ch$ 11,272 million.

❖  Increase in other current non-financial assets of Ch$ 15,204 million, mainly due to the increase in Endesa Chile of Ch$ 5,833 million, in Ampla of Ch$ 2,243 million due to advanced payments, both in Coelce of Ch$ 2,222 million and in CIEN of Ch$1,029 million and the incorporation of Empresa Eléctrica Piura of Ch$ 2,939 million.

❖  The latter was partially offset by:

❖  Decrease of Ch$ 7,243 million in Inventory due to decreases in Endesa Chile of Ch$ 13,670 million for higher oil and coal consumption, in Emgesa of Ch$ 3,575 million for higher coal consumption, partially offset by the incorporation of Sociedad Eléctrica Piura of Ch$ 7,463 million, increases in Edelnor of Ch$ 1,083 million, in Chilectra of Ch$ 536 million and in Edesur of Ch$ 699 million.

➢  Ch$ 77,303 million increase in non-current assets equivalent to 0.7%, mainly due to:

❖  Increase in property, plant and equipment of Ch$ 79,236 million mainly explained by new investments of Ch$ 239,340 million, the incorporation of the companies included in Enersis’ capital increase operation of Ch$ 114,175 million and others of Ch$ 9,240 million. This was partially offset by decrease because of the conversion effect, due to the different currencies used by the Company of Ch$ 112,488 million, amortization of the period of Ch$ 166,732 million and disposal of Ch$ 4,298 million.

❖  Increase in trade account receivables and other receivables of Ch$ 39,7834 million, due mainly to the incorporation on the financiel statements of Dock Sud of Ch$ 34,299 million due to account receivables with Foninvemem, increases in CIEN of Ch$ 5,114 million and in Ampla of Ch$ 5,340 million, partially offset by reductions in El Chocón of Ch$ 4,082 million due to Foninvemem payments.

❖  Increase in other non-current financial assets of Ch$ 32,314 million due to increases in Ampla of Ch$ 31,002 million, in Enersis of Ch$ 10,104 million and in Coelce of Ch$ 2,690 million, partially offset by reductions in Endesa Chile of Ch$ 7,554 million due to the valuation at fair value of derivatives, and in Edelnor of Ch$ 3,184 million.

❖  Increase in non-tangible assets other than goodwill of Ch$ 15,355 million, mainly explained by new investments of Ch$ 74,778 million, and by the incorporation of the new companies in Enersis consolidation of Ch$ 2,875 million. This was partially offset by reduction of Ch$ 38,883 million for period amortization,  convertion effect of Ch$ 20,503 million and by retirements or disposal of Ch$ 1,465 million.

❖  This was partially offset by:

❖  Decrease in Deferred tax assets of Ch$ 92,119 million due to compensation of deferred tax assets and liabilities from the Brazilian subsidiaries Ampla, Coelce, and CIEN of Ch$ 87,237 million, plus decrases in Enersis of Ch$ 3,119 million and Codensa of Ch$ 3,642 million.

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of June 30, 2013	As of Dec 31, 2012	Var 2012-2013	Chg %	As of June 30, 2013

CURRENT LIABILITIES
Other current financial liabilities	1,162,700	658,423	504,276	76.6%	2,292,569
Trade and other current payables	1,120,335	1,194,852	(74,517)	(6.2%)	2,209,036
Accounts payable to related companies	80,968	150,260	(69,292)	(46.1%)	159,649
Other short-term provisions	87,898	89,731	(1,833)	(2.0%)	173,314
Current tax liabilities	143,593	169,546	(25,952)	(15.3%)	283,132
Current provisions for employee benefits	-	-	-		-
Other current non-financial liabilities	75,285	83,920	(8,635)	(10.3%)	148,445
Liabilities (or disposal groups) classified as held for sale	-	-	-		-
Total Current Liabilities	2,670,778	2,346,731	324,048	13.8%	5,266,145

NON-CURRENT LIABILITIES
Other non-current financial liabilities	2,437,843	2,928,120	(490,277)	(16.7%)	4,806,851
Non-current payables	18,648	14,257	4,391	30.8%	36,769
Accounts payable to related companies	-	-	-		-
Other-long term provisions	193,116	176,575	16,541	9.4%	380,780
Deferred tax liabilities	405,966	501,128	(95,162)	(19.0%)	800,469
Non-current provisions for employee benefits	247,678	256,161	(8,483)	(3.3%)	488,363
Other non-current non-financial liabilities	70,231	65,313	4,918	7.5%	138,480
Total Non-Current Liabilities	3,373,482	3,941,555	(568,072)	(14.4%)	6,651,712

SHAREHOLDERS' EQUITY
Issued capital	5,669,281	2,824,883	2,844,398	100.7%	11,178,486
Retained earnings (losses)	2,668,281	2,421,279	247,002	10.2%	5,261,222
Share premium	158,760	158,760	-	0.0%	313,037
Other equity changes	-	-	-		-
Reserves	(2,438,343)	(1,511,123)	(927,220)	(61.4%)	(4,807,837)
			-
Equity Attributable to Shareholders of the Company	6,057,979	3,893,799	2,164,180	55.6%	11,944,907
Equity Attributable to Minority Interest	2,169,982	3,064,408	(894,426)	(29.2%)	4,278,694
Total Shareholders' Equity	8,227,961	6,958,207	1,269,754	18.2%	16,223,600

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,272,222	13,246,492	1,025,729	7.7%	28,141,458

The Company’s total liabilities and shareholders’ equity increased by Ch$ 1,025,730 million, compared to the period ended on June 30, 2012. This is mainly explained by an increase of Ch$ 1,269,754 million in  shareholders’ equity and an increase of Ch$ 324,047 million in current liabilities, partially offset by a Ch$ 568,071 million decrease in non-current liabilities

➢  Current liabilities increased by Ch$ 324,047 million, equivalent to 13.8%, mainly due to:

❖  Increase of other current financial liabilities of Ch$ 504,276 million, due to increases in Enersis of Ch$ 301,741 million because of  transference of debt to short-term, in Endesa Chile of Ch$ 99,956 million, in Codensa of Ch$ 42,528 million, in Edelnor of Ch$ 9,094 million in addition to the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances in Dock Sud of Ch$ 48,032 million, and Empresa Eléctrica de Piura of Ch$ 3,538 million.

Partially offset by:

❖  Decrease in trade and other current payables of Ch$ 74,517 million mainly due to the decrease in goods and services account payables of Ch$ 123,756 million including Ch$ 91,594 million for the impact of the 250/13 resolution in Edesur. This was partially offset by increases in dividends payments of Ch$ 19,781 million, increase payments to fuel and gas suppliers of Ch$ 15,929 million and other accounts payables of Ch$ 14,394 million.

❖  Decrease in accounts payable to related companies of Ch$ 69,292 million mainly due to dividend payment to Endesa Latinoamérica of Ch$ 87,275 million, reduction in account payable to Cemsa of Ch$ 27,831 million due that currently Enersis consolidates it, and lower gas purchase to GNL Quintero of Ch$ 4,021 million. This was partially offset by the increase in loans with Endesa Latinoamérica due to the incorporation of Dock Sud to Enersis of Ch$ 50,837 million.

❖  Decrease of current tax liabilities of Ch$ 25,952 million due to the deacrease in tax payments in Emgesa of Ch$ 25,885 million, in Codensa of Ch$ 26,703 million, in Pehuenche of Ch$ 13,297 million and in Coelce of Ch$ 4,797 million, partially offset by increases in Enersis of Ch$ 23,173 million due to convertion effect in foreign investments and in Edesur of Ch$ 21,966 million due to resolution 250/13 effects.

➢  Non-Current liabilities decreased by Ch$ 568,071 million, equivalent to 14.4%, mainly explained by:

❖  Decrease in other non-current financial liabilities (borrowings and derivatives) of Ch$ 490,277 million, mainly in Enersis of Ch$ 301,741 million, due to transfer to the short-term of US$ denominated bond and and swap derivative, in Endesa Chile of Ch$ 99,956 million due to transfer to the short-term, in Codensa of Ch$ 72,445 million due to transfer to the short-term and conversion effect, in Emgesa of Ch$ 33,723 million due to transfer to the short-term and conversion effect, in Coelce of Ch$ 17,073 million due to transfer to the short-term and conversion effect. This was partially offset by the incorporation of Empresa Eléctrica de Piura of Ch$ 41,902 million.

❖  Decrease of deferred tax liabilities of Ch$ 95,162 million mainly due to compensation of deferred taxes of assets and liabilities of Brazilian subsidiaries Ampla, Coelce and CIEN of Ch$ 87,237 million and decreases in Endesa Chile of Ch$ 5,463 million and in Edegel of Ch$ 4,863 million.

This was partially offset by:

Increase in other long term provisions of Ch$ 16,541 million mainly due to legal claims provisions in Coelce of Ch$ 5,655 million, incorporation of Dock Sud of Ch$ 4,835 million, Edesur Ch$ 2,013 million, Ampla Ch$ 1,824 million and increases in dismantling provisions of Ch$ 1,958 million.

Equity increased by Ch$ 1,269,754 million when compared to the same period of 2012:

❖  The equity attributable to shareholders of the Company increased by Ch$ 2,164,180 million, explained mainly to the increase in issued capital of Ch$ 2,844,398 million, to the net income of the period of Ch 322,356 million, partially offset by final dividend of Ch$ 75,470 million and negative reserves of Ch$ 927,104 million. The variation in reserves is explained mainly by the effect on reserves of the difference between the book value and the value of the assets contributed in the capital increase operation of Ch$ 855,970 million, conversion differences in the period of Ch$ 37,897 million, capital increase expenses of Ch 13,100 million net from the overprice obtained in the shares auction and positive hedge reserves of Ch$ 20,251 million.

❖  Non-controlling interest decreased by Ch$ 894,426 million, explained mainly by the reduction of minority part due to the  contribution in kind of the capital increase operation of Ch$ 1,073,521 million, partially offset by the comprehensive result of the period of Ch$ 179,095 million.

Debt Maturity with Third Parties, Thousand US$

Table 7
(Thousand US$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	418,641.2	743,331.2	224,629.2	447,420.5	18,356.9	930,364.9	2,782,744.0
Enersis	2,527.8	578,365.0	5,575.8	432,429.1	6,235.4	33,662.8	1,058,796.0
Chilectra	1.3	-	-	-	-	-	1.3
Endesa Chile	416,112.1	164,966.1	219,053.4	14,991.4	12,121.5	896,702.1	1,723,946.7
Argentina	255,098.1	171,061.5	18,812.7	9,704.3	-	-	454,676.6
Edesur	25,626.4	11,042.4	4,454.3	-	-	-	41,123.1
Costanera	173,625.8	21,558.5	468.1	-	-	-	195,652.4
Endesa Argentina	1,837.4	-	-	-	-	-	1,837.4
Docksud	43,033.7	119,778.5	-	-	-	-	162,812.2
Cemsa	-	-	-	-	-	-	-
Chocón	10,974.9	18,407.5	13,890.2	9,704.3	-	-	52,976.8
Hidroinvest	-	274.6	-	-	-	-	274.6
Peru	36,428.9	121,326.8	93,587.2	99,675.8	89,494.1	295,630.8	736,143.5
Edelnor	19,780.1	60,896.0	48,685.5	30,625.4	30,099.3	163,646.2	353,732.6
Edegel	14,668.3	52,223.6	36,218.5	59,863.5	49,675.2	81,248.7	293,897.9
Piura	1,980.5	8,207.1	8,683.1	9,186.8	9,719.6	50,735.9	88,513.0
Brazil	149,012.6	153,906.1	129,985.0	199,021.1	197,390.7	238,180.1	1,067,495.7
Endesa Brasil	-	-	-	-	-	-	-
Coelce	59,259.8	88,462.2	37,909.4	87,070.9	63,231.8	79,011.7	414,945.8
Ampla	82,616.6	50,400.4	75,942.0	104,281.2	125,861.9	155,291.4	594,393.4
Cachoeira	-	-	-	-	-	-	-
Cien	-	-	-	-	-	-	-
Fortaleza	7,136.2	15,043.5	16,133.6	7,669.0	8,297.1	3,877.0	58,156.5
Ctm	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-
Colombia	83,462.9	203,037.8	150,682.6	96,250.2	312,165.2	1,048,781.8	1,894,380.5
Codensa	83,462.9	129,600.8	-	75,168.5	202,954.9	41,472.3	532,659.4
Emgesa	-	73,437.0	150,682.6	21,081.7	109,210.3	1,007,309.5	1,361,721.1
TOTAL	942,644	1,392,663	617,697	852,072	617,407	2,512,958	6,935,440

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	212,318	376,988	113,923	226,914	9,310	471,844	1,411,296
Enersis	1,282	293,324	2,828	219,311	3,162	17,072	536,979
Chilectra	1	-	-	-	-	-	1
Endesa Chile	211,035	83,664	111,095	7,603	6,148	454,771	874,317
Argentina	129,376	86,756	9,541	4,922	-	-	230,594
Edesur	12,997	5,600	2,259	-	-	-	20,856
Costanera	88,056	10,934	237	-	-	-	99,227
Endesa Argentina	932	-	-	-	-	-	932
Docksud	21,825	60,747	-	-	-	-	82,572
Cemsa	-	-	-	-	-	-	-
Chocón	5,566	9,336	7,045	4,922	-	-	26,868
Hidroinvest	-	139	-	-	-	-	139
Peru	18,475	61,532	47,464	50,552	45,388	149,932	373,343
Edelnor	10,032	30,884	24,691	15,532	15,265	82,995	179,399
Edegel	7,439	26,486	18,369	30,360	25,193	41,206	149,053
Piura	1,004	4,162	4,404	4,659	4,929	25,731	44,890
Brazil	75,573	78,055	65,923	100,936	100,109	120,795	541,391
Endesa Brasil	-	-	-	-	-	-	-
Coelce	30,054	44,864	19,226	44,159	32,069	40,072	210,444
Ampla	41,900	25,561	38,515	52,887	63,832	78,758	301,453
Cachoeira	-	-	-	-	-	-	-
Cien	-	-	-	-	-	-	-
Fortaleza	3,619	7,629	8,182	3,889	4,208	1,966	29,495
Ctm	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-
Colombia	42,329	102,973	76,420	48,814	158,318	531,900	960,754
Codensa	42,329	65,728	-	38,122	102,931	21,033	270,144
Emgesa	-	37,244	76,420	10,692	55,387	510,867	690,610
TOTAL	478,071	706,303	313,271	432,137	313,124	1,274,472	3,517,378

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of June 30, 2013	As of Dec 31, 2012	Var 2012-2013	Chg %
Liquidity	Times	1.21	0.98	0.23	23.5%
Acid ratio test *	Times	1.19	0.94	0.25	26.6%
Working capital	Million Ch$	567,838	(56,542)	624,379	1104.3%
Working capital	Thousand US$	1,119,642	(111,487)	1,231,129	1104.3%
Leverage **	Times	0.73	0.90	(0.17)	(18.9%)
Short-term debt	%	44.2	37.3	6.87	18.4%
Long-term debt	%	55.8	62.7	(6.87)	(11.0%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	1H 2013	1H 2012	Var 2012-2013	Chg %
Financial expenses coverage *	Times	5.3	3.7	1.53	41.1%
Op. income / Op. rev.	%	27.4	21.7	5.7	26.5%
ROE **	%	10.9	8.7	2.1	24.5%
ROA **	%	7.8	6.4	1.4	21.7%
* EBITDA / Financial costs ** Annualized figures

The liquidity ratio as of June 30, 2013 was 1.21 times, showing a 23.5% increase compared to June 30, 2012. This reflects the cash received in the capital increase operation ended on March 28, 2013 which leaves the company in an excellent  liquidity position.

The leverage ratio is 0.73 times as of June 30, 2013, reducing by 18.9% compared to June 30,  2012, which is a consequence of the equity increase due to the capital increase operation.

The financial expenses coverage shows an increase of 1.53 times, equivalent to 41.2%, moving from 3.72 times as of June 30, 2012 to 5.25 times as of June 30, 2013. This is the result of the increase in EBITDA and the decrease in the company’s financial cost in this period.

The profitability indicator, operating income over operating revenues, increased 26.5% to 27.4% as of June 30, 2013.

On the other hand, the annualized return on equity of the shareholders of the Company is 10.9%, with a  24.5% increase compared to June 30, 2012 when it was 8.7%. This was a consequence of the increase in shareholder’s equity due to the capital increase operaion, and the better results of the period.

The annualized return on assets moved from 6.4% as of June 30, 2012 to 7.8% in June 30, 2013 as a result of the increase of the company’s assets mainly due to the capital increase operation, and to the better result obtained this period.

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2012-2013	Chg %	1H 2013

Collection classes provided by operating activities
Proceeds from sales of goods and services	3,403,040	3,901,455	(498,415)	(12.8%)	7,108,772
Cash receipts from royalties, fees, commissions and other revenue	54,000	39,315	14,684	37.4%	112,802
Receipts from contracts held for purposes of dealing or trading	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	565	1,675	(1,110)	(66.3%)	1,180
Other cash receipts from operating activities	355,791	163,380	192,412	117.8%	743,230
Types of payments
Payments to suppliers for goods and services	(1,887,887)	(2,146,488)	258,602	12.0%	(3,943,696)
Payments from contracts held for dealing or trading	-	-	-		-
Payments to and on behalf of employees	(238,500)	(217,802)	(20,698)	(9.5%)	(498,214)
Payments for premiums and claims, annuities and other policy benefits underwritten	(151)	(2,137)	1,986	92.9%	(315)
Other payments for operating activities	(618,050)	(765,908)	147,858	19.3%	(1,291,074)
Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-
Proceeds of interest received classified as operating	-	-	-		-
Income taxes refund (paid)	(267,481)	(328,957)	61,476	18.7%	(558,753)
Other inflows (outflows) of cash	(116,787)	(108,278)	(8,508)	(7.9%)	(243,961)
Net cash flows from (used in) operating activities	684,541	536,255	148,287	27.7%	1,429,970

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	-	-	-		-
Cash flows used for control of subsidiaries or other businesses	(1,362)	(4,590)	3,228	70.3%	(2,845)
Acquisitions of associates	-	-	-		-
Other cash receipts from sales of equity or debt instruments of other entities	89,311	-	89,311		186,566
Other payments to acquire equity or debt instruments of other entities	(629,659)	-	(629,659)		(1,315,325)
Other proceeds from the sale of interests in joint ventures	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-	-		-
Loans to related companies	(2,397)	-	(2,397)		(5,007)
Proceeds from sales of property, plant and equipment	5,046	422	4,624	1095.8%	10,541
Purchase of property, plant and equipment	(297,827)	(237,641)	(60,187)	(25.3%)	(622,146)
Proceeds from sales of intangible assets	-	-	-		-
Acquisitions of intangible assets	(81,126)	(96,345)	15,219	15.8%	(169,468)
Proceeds from other long term assets.	-	-	-		-
Purchase of other long-term assets	(1,772)	(1,776)	4	0.2%	(3,702)
Other inflows (outflows) of cash	-	-	-		-
Prepayments and third party loans	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Payments arising from futures contracts, forwards, options and swap	-	-	-		-
Cash receipts from futures contracts, forwards, options and swap	-	-	-		-
Proceeds from related	-	-	-		-
Dividends received	4,238	2,929	1,309	44.7%	8,854
Proceeds of interest received classified as operating	38,985	33,412	5,574	16.7%	81,438
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	(568)	(12)	(556)	(4696.2%)	(1,187)
Net cash flows from (used in) investing activities	(877,130)	(303,600)	(573,530)	(188.9%)	(1,832,279)
Proceeds from shares issue	1,142,754	-	1,142,754		2,387,152
Proceeds from issuance of other equity instruments	-	-	-		-
Payments to acquire or redeem the shares of the entity	-	-	-		-
Payments for other equity interests	-	-	-		-
Total loan amounts from	74,984	299,278	(224,295)	(74.9%)	156,637
Proceeds from term loans	45,001	221,927	(176,927)	(79.7%)	94,004
Proceeds from short-term loans	29,983	77,351	(47,368)	(61.2%)	62,632
Repayments of borrowings	693	11,985	(11,292)	(94%)	1,448
Payments of loans	(145,664)	(421,912)	276,248	65.5%	(304,283)
Payments of finance lease liabilities	(14,337)	(2,542)	(11,795)	(464.1%)	(29,949)
Repayment of loans to related companies	-	-	-		-
Proceeds from government grants	-	-	-		-
Dividends paid	(367,600)	(427,426)	59,826	14.0%	(767,897)
Payments of interest classified as operating	(108,589)	(136,322)	27,733	20.3%	(226,837)
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	(23,339)	(21,948)	(1,391)	(6.3%)	(48,754)
Net cash flows from (used in) financing activities	558,901	(698,887)	1,257,789	180.0%	1,167,516

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	366,312	(466,233)	832,545	178.6%	765,207

Effect of exchange rate changes on cash and cash equivalents	(14,041)	(30,924)	16,883	54.6%	(29,331)

Increase (decrease) in cash and cash equivalents	352,271	(497,157)	849,428	170.9%	735,876

Cash and cash equivalents at beginning of period	815,832	1,187,684	(371,852)	(31.3%)	1,704,230

Cash and cash equivalents at end of period	1,168,103	690,527	477,576	69.2%	2,440,106

The Company generated a positive net cash flow during the period of Ch$ 684,541 million, a 27.7% increase compared to first half 2012. This is mainly composed of cash receipts from sales and royalties of Ch$ 3,457,040 million and other operating flows of Ch$ 356,356 million, partially offset by payments to suppliers of Ch$ 1,887,887 million, other operation payments of Ch$ 1,002,468 million and payment to employees of Ch$ 238,500 million.

Investment activities generated a negative net cash flow of Ch$ 877,130 million,  a decrease in cash of 188.9% or Ch$ 573,530 million compared to the first half 2012. These disbursements relate mainly to investments in deposits over 90 or more days of Ch$540,348 million, the acquisition of properties, plant and equipment of Ch$ 297,827 million, the incorporation of intangible assets (IFRIC 12) of Ch$ 81,126 million, offset in part by interests received of Ch$ 38,985 million and other cash inflows of Ch$ 3,186 million.

Financing activities generated a net positive cash flow of Ch$ 558,901 million, mainly due to the issuance of new shares of Ch$ 1,142,754 million and loan suscriptions of Ch$ 74,984 million. This was partially offset by dividends payment of Ch$ 367,600 million, loan payments of Ch$ 160,001 million, interest payments of Ch$ 108,589 million and other financing disbursements of Ch$ 22,646 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012
Argentina	-	-	-	-	-	-	-	-	-	-
Peru	-	-	5,921.3	8,341.3	-	-	-	-	5,921.3	8,341.3
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	-	-	14,008.3	27,754.5	-	-	-	-	14,008.3	27,754.5
Others	-	-	-	-	-	-	-	-	-	-
Total	-	-	19,929.6	36,095.8	-	-	-	-	19,929.6	36,095.8

Source: Internal Financial Report

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1H 2013	1H 2012	1H 2013	1H 2013	1H 2012	1H 2013
Endesa Chile	150,249	116,450	313,862	93,821	90,571	195,987
Cachoeira	3,032	2,959	6,334	3,007	3,198	6,281
Endesa Fortaleza	5,997	1,694	12,527	3,080	3,545	6,434
Cien	3,176	1,452	6,634	6,980	7,631	14,581
Chilectra S.A.	20,743	3,508	43,331	12,333	12,855	25,763
Edesur	56,001	54,862	116,983	6,556	7,335	13,695
Edelnor	22,809	19,333	47,647	11,650	10,967	24,336
Ampla (*)	53,297	55,719	111,335	19,610	26,440	40,964
Coelce (*)	27,829	40,626	58,133	14,022	16,712	29,291
Codensa	33,826	30,623	70,661	31,216	33,741	65,209
Inmobiliaria Manso de Velasco Ltda.	49	1,493	102	122	123	255
Enersis holding and investment companies	1,945	722	4,063	735	663	1,535
Cemsa	-	-	-	11	-	23
Dock Sud	-	-	-	1,849	-	3,862
Piura	-	-	-	623	-	1,301
Total	378,953	329,441	791,613	205,615	213,781	429,519
(*) includes intangible assets concessions

The Main Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 64% as of June 30, 2013 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks. Instruments currently used to accomplish the policy, are interest rate swaps.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	June. 30 2013	Dic. 31 2012
	%	%
Fixed Interest Rate	64%	60%
Variable Interest Rate	36%	40%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by the Group
  Payments for the acquisition of projects related materials to be made on international markets.
  Group‘s’ incomes directly linked to the evolution of the dollar, and
  Cash flows from our foreign subsidiaries exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to price fluctuation risk on some commodities, basically through

  Fuel purchases for the electricity generation and also,
  Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption. As of June 30, 2013 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of June 30, 2013, the Enersis Group held liquidity in the amount of Ch$ 1,168,103 million in Cash and Cash Equivalent and Ch$ 214,805 million in committed long term credit lines. As of December 31, 2012, the Enersis Group held liquidity in the amount of Ch$ 815,832 million in Cash and Cash Equivalent and Ch$ 240,680 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated customers” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits established for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international rating agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 80% of operations are conducted with entities that hold an A- or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	June. 30 2013	Dec. 31 2012
	Th Ch$	Th Ch$
Interest Rate	19,745,371	15,933,808
Exchange Rate	4,101,720	2,346,380
Correlation	(932,656)	(468,249)
Total	22,914,526	17,811,939

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, and in the case of Enersis, its subsidiaries Endesa Chile and Chilectra, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other debt of the companies mentioned above, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million.

Similarly, nonpayment – after any given applicable grace period - of the debts of Enersis and Endesa Chile or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

Finally, in the case of local bonds of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the Issuer.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk rating agencies could trigger prepayments

Argentina

Generation

In Argentina, the operating income for the period amounted to Ch$ 7,320 million, representing an increase of Ch$ 4,485 million when compared to the first half 2012. This is primarily explained by a Ch$ 28,191 million decrease in procurement and service costs, mainly explained by lower fuel consumption cost of Ch$ 32,758 million. This was partially offset by lower energy sales revenues of Ch$ 29,497 million

EBITDA from operations in Argentina amounted to Ch$ 19,101 million.

Endesa Costanera

Endesa Costanera’s operating income increased by Ch$ 9,713 million, showing a lower negative result of Ch$ 1,777 million in the second quarter of 2013. This is mainly explained by a 26.1% reduction in fuel consumption cost,  partially offset by a 21.7% reduction in energy sales revenues.

Physical sales reached 3,898 GWh, 14.1% lower than in the same period of 2012.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.8% decrease in Chilean pesos in June 2013, when compared to June 2012.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	133,089	157,992	(24,903)	(15.8%)	278,017
Procurement and Services	(111,528)	(144,119)	32,592	22.6%	(232,975)
Contribution Margin	21,562	13,873	7,689	55.4%	45,041
Other Costs	(14,785)	(14,622)	(163)	(1.1%)	(30,885)
Gross Operating Income (EBITDA)	6,777	(749)	7,526	1004.5%	14,156
Depreciation and Amortization	(8,554)	(10,741)	2,187	20.4%	(17,868)
Operating Income	(1,777)	(11,490)	9,713	84.5%	(3,712)
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	3,644	4,424	(780)	(17.6%)
GWh Sold	3,898	4,537	(639)	(14.1%)
Market Share	6.4%	7.6%	(1.1) pp.

El Chocón

El Chocón’s operating income reached Ch$ 5,251 million, a 58.3% decrease when compared to the first half of 2013. This result is mainly explained by a 31.4% decline in energy sales revenues, slightly offset by lower other procurement and service costs of 39.0%.

Physical sales decreased 7.5%, reaching 1,386 GWh.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.8% decrease in Chilean pesos in June 2013, when compared to June 2012.

Table 13
El Chocón	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	16,821	24,538	(7,717)	(31.4%)	35,138
Procurement and Services	(6,639)	(7,057)	418	5.9%	(13,869)
Contribution Margin	10,182	17,481	(7,299)	(41.8%)	21,269
Other Costs	(3,792)	(3,529)	(263)	(7.5%)	(7,921)
Gross Operating Income (EBITDA)	6,390	13,952	(7,562)	(54.2%)	13,348
Depreciation and Amortization	(1,139)	(1,356)	217	16.0%	(2,378)
Operating Income	5,251	12,596	(7,345)	(58.3%)	10,969
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	837	1,295	(459)	(35.4%)
GWh Sold	1,386	1,498	(112)	(7.5%)
Market Share	2.3%	2.5%	(0.2) pp.

Dock Sud

Since the second quarter of 2013, Dock Sud is consolidated by Enersis as a consequence of the incorporporation of Cono Sur assets to the company after the capital increase operation.

Considering only the second quarter of this year, Operating Income of the company was Ch$ 2,610 million while Ebitda reached Ch$ 4,496 million.

Table 14
Dock Sud	Million Ch$			Thousand US$
	2Q 2013	Var 2012-2013	Chg%	1H 2013
Operating Revenues	13,376			27,942
Procurement and Services	(6,302)			(13,165)
Contribution Margin	7,074			14,777
Other Costs	(2,615)			(5,463)
Gross Operating Income (EBITDA)	4,459			9,314
Depreciation and Amortization	(1,849)			(3,863)
Operating Income	2,610			5,451
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Dock Sud	2Q 2013		Chg%
GWh Produced	1,024
GWh Sold	1,176
Market Share	1.9%

Distribution

Edesur

On May 7, 2013, was approved the resolution 250/2013 of the Secretariat of energy, which recognizes the revenues of costs not transferred to tariff since 2007 regarding the application of the cost monitoring mechanism (MMC, in its Spanish acronym). These revenues were compensated with the amounts already collected by the Company from the rational use of electric energy program (PUREE, in its Spanish acronym) and with other obligations with CAMMESA. This revenues amounted to Ch$ 193,798 million, which primary explains the Ch$ 166,161 million increase in Ebitda and the Ch$ 171,793 million increase in Net Income.

Procurement and service costs decreased by Ch$ 6,467, mainly explained by lower energy purchases costs of Ch$ 7,034 million.

Physical sales decreased by 0.2% reaching 8,686 GWh. The energy losses in this period were 10.7%, 0.1 p/p higher than 1H 2012, and the number of customers increased by 39 thousand new customers, exceeding 2.4 million.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.8% decrease in Chilean pesos in June 2013, when compared to June 2012.

Table 15
Edesur	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	343,754	165,014	178,740	108.3%	718,083
Procurement and Services	(83,354)	(89,821)	6,467	7.2%	(174,122)
Contribution Margin	260,399	75,193	185,207	246.3%	543,961
Other Costs	(111,464)	(92,418)	(19,046)	(20.6%)	(232,842)
Gross Operating Income (EBITDA)	148,936	(17,225)	166,161	964.7%	311,119
Depreciation and Amortization	(7,252)	(7,830)	577	7.4%	(15,150)
Operating Income	141,683	(25,054)	166,738	665.5%	295,969
Figures may differ from those accounted under Argentine GAAP.

Table 15.1
Edesur	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	2,430	2,391	39	1.6%
GWh Sold	8,686	8,672	14	0.2%
Clients/Employee	825	839	(15)	(1.8%)
Energy Losses %	10.7%	10.6%	0.1%

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 227,206 million, 11.4% lower than the Ch$ 256,557 million reported in same period 2012.

Table 16
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2012-2013	Chg %	1H 2013
Sales	858,430	1,021,469	(163,039)	(16.0%)	1,793,215
Other operating income	76,836	75,894	942	1.2%	160,506
Total Revenues	935,266	1,097,363	(162,097)	(14.8%)	1,953,722
Procurements and Services	(528,840)	(642,182)	113,342	17.6%	(1,104,720)
Contribution Margin	406,426	455,181	(48,756)	(10.7%)	849,002
Other Costs	(120,697)	(128,624)	7,927	6.2%	(252,130)
Gross Operating Income (EBITDA)	285,729	326,558	(40,829)	(12.5%)	596,872
Depreciation and Amortization	(46,830)	(57,527)	10,697	18.6%	(97,825)
Reversal of impairment profit (loss) recognized in profit or loss	(11,693)	(12,474)	781	6.3%	(24,426)
Operating Income	227,206	256,557	(29,351)	(11.4%)	474,621
Net Financial Income	(3,417)	(48,486)	45,069	93.0%	(7,138)
Financial income	79,756	56,725	23,031	40.6%	166,606
Financial expenses	(82,344)	(103,012)	20,668	20.1%	(172,012)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(829)	(2,199)	1,370	62.3%	(1,732)
Gains	2,092	2,641	(549)	(20.8%)	4,370
Losses	(2,921)	(4,840)	1,919	39.6%	(6,102)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	0	(0)	(100.0%)	-
Net Income from Other Investments	0	-	0		0
Net Income from Sales of Assets	-	-	-		-
Net Income before Taxes	223,789	208,070	15,718	7.6%	467,483
Income Tax	(51,151)	(46,874)	(4,277)	(9.1%)	(106,851)
NET INCOME	172,638	161,197	11,441	7.1%	360,632
Net Income Attributable to Owners of the Company	120,266	117,709	2,557	2.2%	251,229
Net Income Attributable to Minority Interest	52,372	43,488	8,884	20.4%	109,403

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 77,575 million, 11.6% lower than in same period of last year, when operating results amounted to Ch$ 87,717 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 40,152 million, 14.3% lower than in first half 2012. This is mainly explained by lower energy sales revenues of Ch$ 10,122 million, equivalent to 14.0% decrease. This was partially offset by decreases of 24.2% and 28.7% in transportation costs and other procurement and service cost respectively.

Physical sales showed a decrease of 15.4%, reaching 1,814 Gwh in the period.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 17
Cachoeira	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	62,070	72,195	(10,125)	(14.0%)	129,661
Procurement and Services	(15,854)	(18,969)	3,115	16.4%	(33,118)
Contribution Margin	46,216	53,226	(7,010)	(13.2%)	96,543
Other Costs	(3,058)	(3,137)	79	2.5%	(6,388)
Gross Operating Income (EBITDA)	43,159	50,089	(6,931)	(13.8%)	90,156
Depreciation and Amortization	(3,007)	(3,240)	233	7.2%	(6,281)
Operating Income	40,152	46,850	(6,698)	(14.3%)	83,875
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Cachoeira	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	936	1,879	(943)	(50.2%)
GWh Sold	1,814	2,145	(331)	(15.4%)
Market Share	0.8%	1.0%	(0.2) pp.

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 22,478 million, evidencing a 6.1% decrease as compared to the same period in previous year. This is mainly explained by increases in fuel purchases costs of Ch$ 11,032 million and in other procurement and service costs of Ch$ 8,720 million. This was  partially offset by an increase in operating revenues of Ch$ 19,474 million, due to a 29.6% increase in energy sales revenues.

Physical sales of the period reached 1,623 GWh, 16.0% higher than in the first half of 2012.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 18
Fortaleza	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	85,189	65,715	19,474	29.6%	177,955
Procurement and Services	(56,589)	(34,261)	(22,329)	(65.2%)	(118,212)
Contribution Margin	28,599	31,454	(2,855)	(9.1%)	59,743
Other Costs	(3,041)	(3,945)	904	22.9%	(6,352)
Gross Operating Income (EBITDA)	25,559	27,510	(1,951)	(7.1%)	53,391
Depreciation and Amortization	(3,080)	(3,583)	503	14.0%	(6,435)
Operating Income	22,478	23,926	(1,448)	(6.1%)	46,956
Figures may differ from those accounted under Brazilian GAAP.

Table 18.1
Fortaleza	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	1,280	482	798	165.5%
GWh Sold	1,623	1,398	224	16.0%
Market Share	0.7%	0.6%	0.1 pp.

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 2,198 million, reaching Ch$ 16,472 million . This is explained by a decrease of 9.3% in sales revenues, partially offset by decreases of 16.3% and 7.9% in energy purchases costs and other procurement and service costs respectively.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 19
Cien (*)	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	34,131	37,644	(3,513)	(9.3%)	71,298
Procurement and Services	(6,519)	(7,368)	849	11.5%	(13,618)
Contribution Margin	27,612	30,277	(2,664)	(8.8%)	57,680
Other Costs	(4,160)	(4,228)	68	1.6%	(8,689)
Gross Operating Income (EBITDA)	23,452	26,049	(2,596)	(10.0%)	48,991
Depreciation and Amortization	(6,980)	(7,379)	399	5.4%	(14,582)
Reversal of impairment profit (loss) recognized in profit or loss	-	-	-		-
Operating Income	16,472	18,670	(2,198)	(11.8%)	34,409
Figures may differ from those accounted under Brazilian GAAP.

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 150,367 million, which is 11.6% lower than that obtained in the first half of 2012.

Ampla

Ampla’s operating income amounted to Ch$ 104,041 million, which compared to same period in previous year represents an increase of 20.4%.  This is due to a decrease in procurement and services costs of Ch$ 95,376 million, explained by Ch$ 52,903 million lower other procurement and services costs and a Ch$ 40,462 million reduction in energy purchases cost. This was partially offset by lower operating revenues of Ch$86,570 million, mainly due to lower energy sales revenues of Ch$ 73,513 million.

Physical sales grew by 2.8%, reaching 5,538 GWh. Energy losses increased by 0.4 p.p., from 19.5% to 19.9%.  The number of Ampla’s customers increased by 88 thousand, reaching almost 2.8 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 20
Ampla	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	473,152	559,722	(86,570)	(15.5%)	988,389
Procurement and Services	(278,942)	(374,319)	95,376	25.5%	(582,696)
Contribution Margin	194,209	185,403	8,806	4.7%	405,693
Other Costs	(61,174)	(63,746)	2,572	4.0%	(127,789)
Gross Operating Income (EBITDA)	133,035	121,657	11,378	9.4%	277,904
Depreciation and Amortization	(19,610)	(26,440)	6,830	25.8%	(40,965)
Reversal of impairment profit (loss) recognized in profit or loss	(9,384)	(8,812)	(572)	(6.5%)	(19,603)
Operating Income	104,041	86,406	17,635	20.4%	217,337
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Ampla	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	2,752	2,665	88	3.3%
GWh Sold	5,538	5,386	152	2.8%
Clients/Employee	2,417	2,239	177	7.9%
Energy Losses %	19.9%	19.5%	0.4 pp.

Coelce

Coelce’s operating income decreased by 44.6% reaching Ch$ 46,325 million. This  performance is mostly due to a Ch$ 82,840 million decrease in  operating revenues, mainly due to lower energy sales revenues of Ch$ 79,981 million. This was partially offset by a Ch$ 31,387 million reduction in other procurement and services costs.

Physical sales amounted to 5,189 GWh, a 9.2% higher than in 1H 2012.  Energy losses increased by 0.3 p.p. up to 12.5%.  Coelce’s number of customers expanded by 137 thousand, reaching more than 3.4 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 21
Coelce	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	338,329	421,170	(82,840)	(19.7%)	706,752
Procurement and Services	(230,235)	(267,752)	37,517	14.0%	(480,948)
Contribution Margin	108,094	153,418	(45,323)	(29.5%)	225,804
Other Costs	(45,438)	(49,391)	3,952	8.0%	(94,918)
Gross Operating Income (EBITDA)	62,656	104,027	(41,371)	(39.8%)	130,886
Depreciation and Amortization	(16,331)	(20,375)	4,044	19.8%	(34,114)
Operating Income	46,325	83,652	(37,327)	(44.6%)	96,771
Figures may differ from those accounted under Brazilian GAAP.

Table 21.1
Coelce	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	3,427	3,291	137	4.1%
GWh Sold	5,189	4,753	436	9.2%
Clients/Employee	2,676	2,524	152	6.0%
Energy Losses %	12.5%	12.2%	0.3 pp.

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 22
Endesa Chile	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2012-2013	Chg %	1H 2013
Sales	1,004,213	1,126,363	(122,150)	(10.8%)	2,097,749
Other operating income	11,583	1,134	10,450	921.9%	24,197
Total Revenues	1,015,797	1,127,497	(111,700)	(9.9%)	2,121,946
Procurements and Services	(532,591)	(679,683)	147,092	21.6%	(1,112,555)
Contribution Margin	483,206	447,814	35,392	7.9%	1,009,392
Other Costs	(100,810)	(98,788)	(2,022)	(2.0%)	(210,587)
Gross Operating Income (EBITDA)	382,396	349,026	33,370	9.6%	798,805
Depreciation and Amortization	(93,856)	(90,177)	(3,679)	(4.1%)	(196,060)
Reversal of impairment profit (loss) recognized in profit or loss	38	23	16	68.7%	80
Operating Income	288,578	258,871	29,707	11.5%	602,825
Net Financial Income	(65,557)	(69,147)	3,589	5.2%	(136,946)
Financial income	5,743	11,244	(5,501)	(48.9%)	11,997
Financial expenses	(71,939)	(75,529)	3,590	4.8%	(150,276)
Income (Loss) for indexed assets and liabilities	(165)	(1,032)	868	84.1%	(344)
Foreign currency exchange differences, net	803	(3,829)	4,632	121.0%	1,678
Gains	20,282	10,010	10,272	102.6%	42,368
Losses	(19,479)	(13,840)	(5,639)	(40.7%)	(40,690)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	59,655	62,520	(2,864)	(4.6%)	124,617
Net Income from Other Investments	816	298	518	173.9%	1,705
Net Income from Sales of Assets	2,515	17	2,499	14989.9%	5,255
Net Income before Taxes	286,008	252,559	33,449	13.2%	597,456
Income Tax	(90,240)	(78,152)	(12,088)	(15.5%)	(188,506)
NET INCOME	195,768	174,407	21,361	12.2%	408,950
Net Income Attributable to Owners of the Company	100,115	101,443	(1,329)	(1.3%)	209,134
Net Income Attributable to Minority Interest	95,654	72,964	22,689	31.1%	199,816

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating income in Chile registered a 13.8% growth to reach Ch$ 49,970 million, while EBITDA increased by 17.1% totaling Ch$ 95,146 million as of June 2013. These better results in Chilean business were a consequence of lower fuel costs of Ch$ 55,345 million due to lower LNG price and higher coal generation. Additionnaly, lower energy purchases costs were recorded by Ch$ 49,204 million due to greater thermal generation related to the commissioning of Bocamina II power plant (+1,202 GWh), which allowed to compensate lower hydroelectric generation (drought) and to reduce physical energy purchases on the spot market. In addition, there were lower transportation costs of Ch$ 17,790 million.

The latter was partially offset by lower operating revenues of Ch$ 106,328 million owing to a 14.9% reduction in average energy sale price related to less contracts indexed to marginal cost. In addition, it is worth mentioning that in March 2012, a one-time extraordinary income of Ch$ 29,217 million was booked due to the agreement with CMPC in that period. Finally, we booked higher payroll expenses of Ch$ 7,060 million due to a staff increase and inflation salaries readjustment.

Table 23
Chilean Electricity Business	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	419,742	526,070	(106,328)	(20.2%)	876,819
Procurement and Services	(272,893)	(395,740)	122,846	31.0%	(570,060)
Contribution Margin	146,848	130,330	16,519	12.7%	306,759
Other Costs	(51,702)	(49,072)	(2,631)	(5.4%)	(108,004)
Gross Operating Income (EBITDA)	95,146	81,258	13,888	17.1%	198,755
Depreciation and Amortization	(45,175)	(37,343)	(7,832)	(21.0%)	(94,369)
Operating Income	49,970	43,915	6,056	13.8%	104,386

Table 23.1
Chilean Electricity Business	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	9,109	9,030	79	0.9%
GWh Sold	9,543	10,157	(614)	(6.0%)
Market Share	30.4%	33.4%	(2.9) pp.

Distribution

Chilectra

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 69,550 million, which represents an increase of 2.7% when compared to 1H 2012. This performance is mainly due to a decrease of Ch$ 26,036 million in procurement and service costs, explained by a reduction of Ch$ 25,101 million in energy purchase costs. The latter was partially offset by a reduction of 4.7% in operating revenues, explained by Ch$ 28,205 milion lower energy sales revenues.

Energy losses were 5.4%, the same as in first half 2012. Physical energy sales increased by 4.6%, reaching 3,666 GWh.

The number of  customers expanded by 29 thousand new customers, reaching almost 1.7 million during the present period.

Table 24
Chilectra	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2012-2013	Chg %	1H 2013
Sales	465,905	489,586	(23,681)	(4.8%)	973,251
Other operating income	5,362	4,737	625	13.2%	11,202
Total Revenues	471,267	494,323	(23,056)	(4.7%)	984,453
Procurements and Services	(342,232)	(368,267)	26,036	7.1%	(714,904)
Contribution Margin	129,036	126,056	2,979	2.4%	269,549
Other Costs	(43,149)	(41,186)	(1,963)	(4.8%)	(90,135)
Gross Operating Income (EBITDA)	85,887	84,871	1,016	1.2%	179,413
Depreciation and Amortization	(13,422)	(13,756)	334	2.4%	(28,039)
Reversal of impairment profit (loss) recognized in profit or loss	(2,915)	(3,398)	483	14.2%	(6,089)
Operating Income	69,550	67,716	1,834	2.7%	145,286
Net Financial Income	1,469	5,901	(4,432)	(75.1%)	3,069
Financial income	3,820	5,558	(1,738)	(31.3%)	7,981
Financial expenses	(3,150)	(738)	(2,412)	(326.8%)	(6,581)
Income (Loss) for indexed assets and liabilities	254	939	(685)	(72.9%)	531
Foreign currency exchange differences, net	545	142	403	283.9%	1,138
Gains	1,424	587	838	142.8%	2,975
Losses	(879)	(445)	(435)	(97.7%)	(1,837)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	90,649	23,575	67,073	284.5%	189,360
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	(7)	(75)	69	91.1%	(14)
Net Income before Taxes	161,661	97,117	64,544	66.5%	337,701
Income Tax	(18,190)	(13,490)	(4,701)	(34.8%)	(37,998)
NET INCOME	143,471	83,627	59,843	71.6%	299,703
Net Income Attributable to Owners of the Company	143,471	83,627	59,843	71.6%	299,702
Net Income Attributable to Minority Interest	-	-	-	-	-
Table 24.1
Chilectra	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	1,676	1,647	29	1.7%
GWh Sold	7,452	7,121	331	4.6%
Clients/Employee	2,271	2,278	(7)	(0.3%)
Energy Losses %	5.4%	5.4%	0.1 pp.

Colombia

Generation

Emgesa

The operating income of our generation subsidiary in Colombia amounted to Ch$ 179,047 million in this period, increasing by Ch$ 21,383 million or by the equivalent of 13.6% compared to first half 2012. This is mainly explained by a 14.1% increase in energy sales revenues, partially offset by higher energy purchases costs of Ch$ 20,894 million.

Physical energy sales grew by 3.2% reaching 7.965 GWh and EBITDA in Emgesa grew by 11.4% in the period, reaching Ch$ 197,737 million

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 4.6% decline in Chilean peso term in June 2013, when compared to June 2012.

Table 25
Emgesa	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	310,338	272,012	38,326	14.1%	648,279
Procurement and Services	(96,919)	(78,116)	(18,802)	(24.1%)	(202,458)
Contribution Margin	213,419	193,895	19,524	10.1%	445,821
Other Costs	(15,734)	(16,431)	697	4.2%	(32,868)
Gross Operating Income (EBITDA)	197,685	177,464	20,220	11.4%	412,953
Depreciation and Amortization	(18,676)	(19,807)	1,131	5.7%	(39,013)
Operating Income	179,009	157,657	21,352	13.5%	373,939
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Emgesa	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	6,311	6,333	(21)	(0.3%)
GWh Sold	7,965	7,719	246	3.2%
Market Share	18.5%	18.5%	0.0 pp.

Distribution

Codensa

In Colombia, Codensa’s operating income during this period was Ch$ 112,905 million, a decrease of Ch$ 5,291 million, equivalent to 4.7%. This was mainly explained by a reduction of Ch$ 13,920 million in operating revenues, due to a 3.9% decrease in energy sales revenues. This was partially offset by lower procurement and service costs, mainly explained by a Ch$ 3,529 million decrease in transportation costs, and a Ch$ 2,843 million decrease in energy purchases costs.

Physical sales grew by 3.3%, reaching 6,567 GWh in the period. Energy losses dropped by 0.5 p.p. to 7.1% and the number of customers increased by 101 thousand, reaching more than 2.6 million customers.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 4.6% decline in Chilean peso term in June 2013, when compared to June 2012.

Table 26
Codensa	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	412,323	426,243	(13,920)	(3.3%)	861,321
Procurement and Services	(227,979)	(234,332)	6,353	2.7%	(476,235)
Contribution Margin	184,345	191,911	(7,566)	(3.9%)	385,086
Other Costs	(40,051)	(39,460)	(591)	(1.5%)	(83,665)
Gross Operating Income (EBITDA)	144,293	152,451	(8,158)	(5.4%)	301,421
Depreciation and Amortization	(31,389)	(34,255)	2,867	8.4%	(65,569)
Operating Income	112,905	118,196	(5,291)	(4.5%)	235,852
Figures may differ from those accounted under Colombian GAAP.

Table 26.1
Codensa	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	2,640	2,539	101	4.0%
GWh Sold	6,567	6,356	211	3.3%
Clients/Employee	2,551	2,507	44	1.8%
Energy Losses %	7.1%	7.6%	(0.5) pp.

Peru

Generation

Edegel

In Peru, the operating income of our generation subsidiary Edegel amounted to Ch$ 52,895 million in this period, a 0.9% increase when compared to the first half 2012. This result is explained mainly by a decrease in procurement and service costs of Ch$ 10,022 million, mainly due to Ch$ 5,753 million lower energy purchase cost and Ch$ 5,577 million lower fuel consumption cost. Tha above was partially offset by lower operating revenues, explained by a 9.4% decrease in energy sales revenues.

Physical sales decreased by 8.0% reaching 4,446 GWh. EBITDA of the business in Edegel amounted to Ch$ 71,770 million in this period, representing a decrease of 0.2% when comparing it to the first half 2012.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 0.7% increase in Chilean peso terms in June 2013, when compared to June 2012.

Table 27
Edegel	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	130,643	141,754	(11,110)	(7.8%)	272,907
Procurement and Services	(44,679)	(54,701)	10,022	18.3%	(93,332)
Contribution Margin	85,965	87,052	(1,088)	(1.2%)	179,575
Other Costs	(14,195)	(15,171)	976	6.4%	(29,653)
Gross Operating Income (EBITDA)	71,770	71,882	(112)	(0.2%)	149,923
Depreciation and Amortization	(18,874)	(19,451)	576	3.0%	(39,427)
Operating Income	52,895	52,431	464	0.9%	110,495
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edegel	1H 2013	1H 2012	Var 2012-2013	Chg%
GWh Produced	4,141	4,367	(227)	(5.2%)
GWh Sold	4,446	4,835	(389)	(8.0%)
Market Share	25.3%	29.1%	(3.8) pp.

Eepsa

Since the second quarter of 2013, Empresa Eléctrica de Piura is consolidated by Enersis as a consequence of the incorporporation of Cono Sur assets to the company after the capital increase operation.

Considering only the second quarter of this year, operating income of the company was Ch$ 465 million while Ebitda reached Ch$ 1,088 million

Table 28
EEPSA	Million Ch$			Thousand US$
	2Q 2013	Var 2012-2013	Chg%	1H 2013
Operating Revenues	8,823			18,431
Procurement and Services	(6,352)			(13,268)
Contribution Margin	2,472			5,163
Other Costs	(1,384)			(2,890)
Gross Operating Income (EBITDA)	1,088			2,273
Depreciation and Amortization	(623)			(1,302)
Operating Income	465			971
Figures may differ from those accounted under Argentine GAAP.

Table 28.1
EEPSA	2Q 2013		Chg%
GWh Produced	12
GWh Sold	195
Market Share	1.1%

Distribution

Edelnor

Our subsidiary Edelnor registered an operating income of Ch$ 33,297 million, 5.8% lower than in same period last year. This was mainly explained by a increase of 1.6% in procurement and services costs, due to a Ch$ 3,376 million increase in energy purchases cost, and a reduction of Ch$ 3,901 million, or 37.6%, in other operating revenues. The latter was partially offset by an increase of Ch$ 2,788 million in energy sales revenues.

Energy losses showed a reduction of 0.1 p/p when compared to the first quarter 2012,, reaching 8.1% in the current period. The number of customers expanded by 60 thousand, exceeding 1.2 million customers.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 0.7% increase in Chilean peso terms in June 2013, when compared to June 2012.

Table 29
Edelnor	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2012-2013	Chg%	1H 2013
Operating Revenues	192,946	194,265	(1,319)	(0.7%)	403,054
Procurement and Services	(128,650)	(126,598)	(2,052)	(1.6%)	(268,744)
Contribution Margin	64,296	67,667	(3,372)	(5.0%)	134,310
Other Costs	(18,857)	(20,278)	1,420	7.0%	(39,392)
Gross Operating Income (EBITDA)	45,438	47,390	(1,951)	(4.1%)	94,918
Depreciation and Amortization	(12,142)	(12,050)	(92)	(0.8%)	(25,363)
Operating Income	33,297	35,340	(2,043)	(5.8%)	69,555
Figures may differ from those accounted under Peruvian GAAP.

Table 29.1
Edelnor	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	1,230	1,170	60	5.1%
GWh Sold	3,526	3,448	78	2.3%
Clients/Employee	2,030	1,980	50	2.5%
Energy Losses %	8.1%	8.2%	(0.1) pp.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended on June 30, 2013 and June 30, 2012, detailed as follows:

Table 30
	1H 2013			1H 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,015,797	(727,218)	288,579	1,127,497	(868,626)	258,871
Cachoeira (**)	62,070	(21,918)	40,152	72,195	(25,345)	46,850
Fortaleza (***)	85,188	(62,710)	22,478	65,715	(41,789)	23,926
Cien (**)	34,131	(17,659)	16,472	37,644	(18,975)	18,669
Chilectra	471,267	(401,717)	69,550	494,323	(426,607)	67,716
Edesur	343,753	(202,070)	141,683	165,014	(190,068)	(25,054)
Distrilima (Edelnor)	192,946	(159,650)	33,296	194,265	(158,925)	35,340
Ampla	473,152	(369,111)	104,041	559,722	(473,316)	86,406
Coelce	338,329	(292,004)	46,325	421,170	(337,518)	83,652
Codensa	412,323	(299,418)	112,905	426,242	(308,046)	118,196
ICT	2,980	(3,497)	(517)	2,632	(2,808)	(176)
Dock Sud	13,376	(10,766)	2,610	-	-	-
EE Piura	8,823	(8,358)	465	-	-	-
Enersis Holding and other investment vehicles	18,073	(28,985)	(10,912)	17,478	(26,381)	(8,903)
Consolidation Adjustments	(319,729)	316,558	(3,171)	(336,344)	334,061	(2,283)
Total Consolidation	3,157,601	(2,291,971)	865,630	3,251,304	(2,546,877)	704,427
Table 30.1
	1H 2013
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile	2,121,946	(1,519,120)	602,826
Cachoeira (*)	129,661	(45,786)	83,875
Fortaleza (**)	177,953	(130,998)	46,955
Cien (*)	71,298	(36,889)	34,409
Chilectra	984,452	(839,166)	145,286
Edesur	718,082	(422,114)	295,968
Distrilima (Edelnor)	403,054	(333,500)	69,554
Ampla	988,390	(771,053)	217,336
Investluz (Coelce)	706,751	(609,981)	96,770
Codensa	861,321	(625,468)	235,853
ICT	6,225	(7,305)	(1,080)
Dock Sud	27,942	(22,490)	5,452
Piura	18,431	(17,459)	971
Enersis Holding and other investment vehicles	37,754	(60,548)	(22,795)
Consolidation Adjustments	(667,897)	661,273	(6,624)
Total Consolidation	6,596,062	(4,787,807)	1,808,256

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.

(**) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges:

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Ownership of the Company as of June 30, 2013

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, July 25, 2013, at 12:00 pm ET (12:00 pm Local Chile Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Eduardo Escaffi, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (877) 415 3184 or +1 (857) 244 7327 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 34332774.

To access the phone replay, please dial +1 (617) 801 6888 (International)  or +1 (888) 286 8010 (toll free USA) Passcode ID: 65422268.

You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Contact Information

For further information, please contact us:

Pedro Cañamero IR Director mlmr@enersis.cl (56-2) 2353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@enersis.cl (56-2) 2353 4576

Nicolás Donoso Investor Relations Associate ndo@enersis.cl (56-2) 2353 4492	Jorge Velis Investor Relations Associate jgve@enersis.cl (56-2) 2353 4552	Carmen Poblete Shares Department Representative cpt@enersis.cl (56-2) 2353 4447
Maria Luz Muñoz Investor Relations Assistant mlmr@enersis.cl (56-2) 2353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July 25, 2013